FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of February 2006

Gilat Satellite Networks Ltd.
(Translation of Registrant's Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto is Registrant’s press release dated February 1, 2006 announcing that Registrant has expanded its market leadership in Kazakhstan by signing contracts to deploy broadband satellite networks for four of Kazakhstan’s leading telecom operators.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) BY: /S/ Rachel Prishkolnik —————————————— Rachel Prishkolnik Corporate Secretary

Dated: February 1, 2006

Gilat expands its market leadership in Kazakhstan with four new contracts for high-speed satellitecommunications networks

Gilat’s SkyEdge network brings a next generation broadband IP platform to private firms and public agencies

Petah Tikva, Israel, February 1, 2006 – Gilat Satellite Networks Ltd. (Nasdaq: GILTF) today announced it has expanded its market leadership in Kazakhstan by signing contracts to deploy broadband satellite networks for four of that country’s leading telecom operators. Gilat’s SkyEdge VSAT networks will bring dependable, high-speed data networking to government agencies, banks and energy companies.

These four new contracts total close to 1,000 VSATs. With the addition of these new networks, nearly 3,500 Gilat VSATs are deployed throughout Kazakhstan. The majority of all telecom operators in Kazakhstan now deploy Gilat satellite equipment.

—	Technoservice Lyuks Ltd., a newly established satellite communications operator, will deploy SkyEdge VSATs for a nationwide network to support telephony and high-speed Internet access for corporate applications.

—	Jarykh Ltd. was the first in Kazakhstan to deploy the SkyEdge VSAT network, which will be used for enterprise-wide data applications. In 1998, Jarykh became one of the first companies in Kazakhstan to deploy Gilat VSATs.

—	JSC Astel is deploying its first SkyEdge VSAT hub in Almaty, with VSATs throughout Kazakhstan for the mining sector, banking and other corporate networking applications. Astel now operates more than 1,100 Gilat VSATs and expects to deploy its second SkyEdge system in Astana in early 2006.

—	JSC Kazakhtelecom, the country’s largest telecommunications operator, will deploy a network of SkyEdge VSATs throughout the territory for Internet access, always-on data communications and telephony for schools, banks, government institutions and mining companies. When its current deployment is completed, Kazakhtelecom will operate more than 1,300 Gilat VSATs.

Kazakhtelecom President Khairat Karibzhanov said, “Over the years, Gilat’s continually evolving VSAT technology has consistently helped us serve Kazakhstan’s enterprises, institutions and private users. The unified SkyEdge product family gives us the scalability, flexibility and modularity to meet our customers’ needs in the most efficient manner possible.”

Arie Rozichner, Gilat’s Regional Vice President for EurAsia, said, “Kazakhstan is noted for some of the world’s harshest terrain and most severe weather conditions. Our IP-optimized VSAT technology has proven to be a dependable method for bringing cost-effective, high-speed data, Internet and telephony services to the country’s citizens, enterprises and institutions. We look forward to continuing our market leadership in Kazakhstan and serving the country’s government agencies and service providers.”

About Gilat Satellite Networks Ltd.

Gilat Satellite Networks Ltd. (Nasdaq: GILTF) is a leading provider of products and services for satellite-based communications networks. The Company operates under two business units: (i) Gilat Network Systems (“GNS”), which is a provider of network systems and associated professional services to service providers and operators and (ii) Spacenet, which provides in North America, managed services for businesses and governments through its Connexstar service brand, for consumers through its StarBand service brand and offers rural telephony and internet access solutions to remote areas mainly in Latin America via Spacenet Rural Communications.

Gilat was founded in 1987 and has shipped over 550,000 Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents. Gilat’s headquarters is located in Petah Tikva, Israel. The Company has 14 local offices and 3 service facilities worldwide. Gilat markets the SkyEdge ™ Product Family which includes the SkyEdge™ Pro, SkyEdge™ IP, SkyEdge™ Call, SkyEdge™ DVB-RCS and SkyEdge™ Gateway. In addition, the Company markets numerous other legacy products. Visit Gilat at www.gilat.com.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Gilat Media Contact:
Shira Gafni, Director of Corporate Marketing
Tel. + 972-3-925-2406; shirag@gilat.com